FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 9, 2019

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave. Suite 200 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number
Series A Preferred Stock, par value $0.0001 Class of Securities Offered

Other Events

Completion of Regulation A Offering

HyperSciences, Inc. (the “Company”)’s Annual Report for the fiscal year ended December 31, 2018, (available at https://www.sec.gov/Archives/edgar/data/1646921/000105291819000110/hsi1kapr29-19final2.htm) disclosed that as of April 24, 2019, the Company had sold a total of 1,965,527 shares of Series A Preferred Stock in connection with an ongoing Regulation A Offering (the “Reg A Offering”). The Annual Report specifically disclosed that as of December 31, 2018, the Company had sold 1,049,491 shares of Series A Preferred Stock in connection with the Reg A Offering, and between December 31, 2018, and April 24, 2019, the Company sold an additional 916,036 shares in the Reg A Offering.

On May 8, 2019, the Board of Directors of the Company voted to conclude the Reg A Offering. At the conclusion of the Reg. A Offering, HyperSciences had sold 2,398,284 shares of Series A Preferred Stock, in an amount equal to $9,209,410.56 at $3.84 per share.

Sales of Unregistered Securities

Regulation D Offering of Securities

On May 15, 2019, the Board of Directors of the Company approved an offering of Series A Preferred Shares of the Company pursuant to Regulation D, Rule 506(c) in an amount equal to $1,250,000 with oversubscription up to $1,350,000 at $3.84 per share (the “Reg D Offering”). As of the date of this Current Report, the Company has sold or entered into an agreement enforceable against the Company to sell shares of Series A Preferred Stock in connection with the Reg D Offering in a total amount equal to $866,649.60 and 225,690 shares, with sales occurring in two closings.

The first closing occurred on May 23, 2019, in an amount equal to $400,005.12 and 104,168 shares of Series A Preferred Stock. As of May 23, 2019, the 104,168 shares of Series A Preferred Stock sold in the aggregate since the Company’s most recent Annual Report constituted less than ten percent (10%) of the outstanding 1,965,527 shares of Series A Preferred Stock previously disclosed.

The second closing became enforceable against the Company on August 9, 2019, in an amount equal to $466,644.48 and 121,522 shares of Series A Preferred Stock. This second closing will result in the sale of Series A Preferred Stock in the aggregate since the Company’s most recent Annual Report to be in an amount greater than ten percent (10%) of the outstanding 1,965,527 shares of Series A Preferred Stock previously disclosed. Upon issuance, there will be 2,623,974 shares of Series A Preferred Stock issued and outstanding.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyperSciences, Inc.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Date:   August 13, 2019